Peak Files Amended Q3 2020 Financial Statements Ahead of Year-End 2020 Filings

Montreal, Quebec--(Newsfile Corp. - April 30, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that is has filed amended financial statements for the three-month and nine-month periods ended September 30, 2020 and September 30, 2019.

The main reason for the amendment has to do with payments made in shares to certain capital markets advisors and consultants during the third quarter of 2020. The services provided by these advisors and consultants helped develop and implement capital markets strategies that greatly contributed to the appreciation of Peak's market cap in 2020. As the Company's stock price appreciated during the quarter, the deemed price at which shares were being issued as compensation to the advisors and consultants should have been adjusted to remain in compliance with the Canadian Securities Exchange's maximum allowable discount for the issuance of the shares. Since the Company unknowingly failed to make that adjustment, consulting expenses were understated in the third quarter 2020 financial statements originally filed in November 2020. This has now been corrected in the amended financial statements.

There was no change in the Company's reported revenue for the period.

Full details of the Company's third quarter 2020 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements (Amended) and Management's Discussion and Analysis (MD&A) for the three-month and nine-month periods ended September 30, 2020 and 2019, which are available at www.sedar.com.

The Company's year-end 2020 audited financial statements, due on April 30, 2021, will now be incorporated by reference in the Company's short form prospectus dated March 11, 2021, replacing the September 30, 2020 interim financial statements.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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